CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Exquisite Acquisition, Inc.

We consent to the inclusion in the foregoing form S-1/A of Exquisite Acquisition, Inc. (the “Company”) of our report dated July 18, 2016 relating to our audit of the Balance Sheet of Exquisite Acquisition, Inc. (the “Company”) as of May 31, 2016 and the related statement of operations, and cash flows for the six months ended May 31, 2016. The financial statements have been prepared assuming that the Company will continue as a going concern. The Company has had no revenues and income since inception. These conditions, among others, raise substantial doubt about the Company’s ability to continue as a going concern.

We also consent to the reference to us under the caption “Experts” in the prospectus.

/s/ Anton and Chia, LLP Newport Beach, California

July 18, 2016